SUB-ITEM 77C

Submission of matters to a vote of security holders

Special meeting of the shareholders of the funds were held on June 16, 2010, to vote on the following proposals. The proposals received the required number of votes of American Century Municipal Trust or the applicable fund, and were adopted. A summary of voting results is listed below the proposals.

Proposal: To elect one Director to the Board of Trustees of the Issuer.

   Frederick L.A. Grauer

Affirmative:    1,732,355,276.15
Withhold:   67,363,643.45
Abstain   0.00
Broker non-votes 0.00

Previously elected Directors whose term of office continued after the meeting include: John Freidenrich, Ronald Gilson, Peter Pervere, Myron Scholes,
John Shoven and Jonathan S. Thomas.

Proposal: To approve a management agreement with American Century
Investment Management, Inc.

   High-Yield Municipal Fund Long-Term Tax-Free Fund
Affirmative  138,838,298.01    20,804,090.94
Against   3,097,134.39   344,834.40
Abstain   5,005,505.08   407,592.71
Broker non-votes 59,320,006.68   13,106,455.55

   New York Tax-Free Fund  Long-Term Tax-Free –
       Institutional Class
Affirmative  9,480,391.10   93,401.72
Against   150,880.28   0.00
Abstain   631,285.37   0.00
Broker non-votes 5,212,954.11   0.00

   Intermediate-Term   Intermediate-Term
   Tax-Free Bond Fund -   Tax-Free Bond Fund –
   Investor   Institutional Class
Affirmative  849,873,197.12   107,159,556.65
Against   20,829,626.17   926,352.42
Abstain   34,787,404.79   1,732,655.44
Broker non-votes 239,751,524.89   70,719,162.55

   Tax-Free Money Market Fund – Investor Class
Affirmative  172,716,582.21
Against   4,568,123.81
Abstain   7,110,167.62
Broker non-votes 32,910,908.96